SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X        Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No   X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)

SIGNATURES

News Release

CNH Global N.V. to Release 2003 Earnings and Hold
Conference Call on Thursday, February 5, 2004

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, Illinois (January 20, 2004) CNH Global N.V. (NYSE:CNH) will release 2003 fourth quarter and full year financial results at approximately 8:00 a.m. Eastern time on Thursday, February 5, 2004. The full text of the release, along with the financial statements, will be available both from PR Newswire and on www.cnh.com.

Also on February 5th, at approximately 10:00 a.m. Eastern time, CNH will provide a live, listen only, audio webcast of the company’s quarterly conference call with security analysts and institutional investors. The webcast can be accessed either through www.cnh.com or CCBN’s individual investor center at www.fulldisclosure.com. Anyone unable to listen to the live webcast can access the replay at either site for two weeks following the event.

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CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by more than 12,000 dealers in more than 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/S/ Darlene M. Roback

Darlene M. Roback
Assistant Secretary

January 20, 2004